August 20, 2019

Daniel Barcelo
Chief Executive Officer
Alussa Energy Acquisition Corp.
PO Box 500, 71 Fort Street
Grand Cayman KY1-1106
Cayman Islands

       Re: Alussa Energy Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed July 29, 2019
           File No. 377-02760

Dear Mr. Barcelo:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed July 29, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please revise page II-4 to include signatures of at least a majority of the board of directors.
 Daniel Barcelo
FirstName LastNameDaniel Barcelo
Alussa Energy Acquisition Corp.
Comapany NameAlussa Energy Acquisition Corp.
August 20, 2019
Page 2
August 20, 2019 Page 2
FirstName LastName
Summary, page 1

3. On page 4 you state, "[a]dditionally, in the course of their respective careers, members of our management team and Encompass have been involved in businesses and deals that were unsuccessful." Please revise to provide context of any SPACs or similarly significant business deals you have been involved in to the extent material. In this regard, we note the reference to Thunder Bridge Acquisition on page 4.
Initial Business Combination, page 8

4. We note disclosure here and page 33 regarding NYSE initial and continued listing rules and the requirement that the business combination have an aggregate fair market value of at least 80% of the value of the assets in the trust account. We also note the second to last risk factor on page 51 regarding the 80% provision in your underwriting agreement.
         Please revise here or where appropriate to clarify if and when you will voluntarily comply with the NYSE listing standards for blank check companies and allow investors to redeem if you become delisted or amend agreements without seeking shareholder approval.
Principal shareholders, page 111

5.       Please include the business address in footnote 1.
       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Beverages, Apparel and
                                                               Mining
cc:      Stuart Neuhauser